UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2007
Commission file number: 001-33841
THE ARUNDEL CORPORATION PROFIT SHARING AND SAVINGS PLAN
(full title of the plan)
VULCAN MATERIALS COMPANY
(Name of issuer of the securities held pursuant to the plan)
1200 Urban Center Drive
Birmingham, Alabama 35242
(Address of issuer’s principal executive offices and address of the plan)
The Arundel Corporation
Profit Sharing and Savings Plan
Financial Statements as of December 31, 2007 and 2006,
for the Year Ended December 31, 2007,
Supplemental Schedule as of December 31, 2007,
and Reports of Independent Registered Public Accounting Firms

THE ARUNDEL CORPORATION
PROFIT SHARING AND SAVINGS PLAN

Page
REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2007 and 2006	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2007	3

Notes to Financial Statements	4

SUPPLEMENTAL SCHEDULE —

Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2007	10

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable

SIGNATURES	11

EXHIBIT 23.1 – CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM – DELOITTE	12

EXHIBIT 23.2 – CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM – KPMG	13

EXHIBIT 99 – CERTIFICATION PURSUANT TO SECTION 906 OF SARBANES-OXLEY	14

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Trustees and Participants of
The Arundel Corporation Profit Sharing and Savings Plan
Birmingham, Alabama
We have audited the accompanying statement of net assets available for benefits of The Arundel Corporation Profit Sharing and Savings Plan (the “Plan”) as of December 31, 2007, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.
Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
/s/ DELOITTE & TOUCHE LLP
Birmingham, Alabama
June 30, 2008

THE ARUNDEL CORPORATION
PROFIT SHARING AND SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2007 AND 2006

	2007	2006
ASSETS:
Investments as fair value:
Mutual funds	$7,380,758	$6,765,811
Common stock:
Florida Rock Industries, Inc.	—	627,283
Patriot Transportation Holding, Inc.	110,616	117,350
Vulcan Materials Company	275,036	—
Participant loans	304,442	329,957

Total investments	8,070,852	7,840,401

Receivables:
Employer contributions	610	171
Participant contributions	—	2,797
Dividends receivable	8,952	10,688

Total receivables	9,562	13,656

Cash	240	629

EXCESS CONTRIBUTION REFUNDS PAYABLE	934	—

NET ASSETS AVAILABLE FOR BENEFITS	$8,079,720	$7,854,686

See notes to financial statements.

THE ARUNDEL CORPORATION
PROFIT SHARING AND SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2007

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investments income:
Net appreciation in fair value of investments	$214,980
Dividends and interest	524,370

Total investment income	739,350

Contributions:
Employer	26,146
Participants	76,485

Total contributions	102,631

Total additions	841,981

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	610,870
Plan expenses	6,077

Total deductions	616,947

NET INCREASE	225,034

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year:	7,854,686

End of year:	$8,079,720

See notes to financial statements.

THE ARUNDEL CORPORATION
PROFIT SHARING AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007 AND 2006 AND FOR THE YEAR ENDED DECEMBER 31, 2007
1.	DESCRIPTION OF THE PLAN

The following description of The Arundel Corporation Profit Sharing and Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General — The Plan is a defined contribution retirement plan established by The Arundel Corporation, a wholly owned subsidiary of Florida Rock Industries, Inc. (“Florida Rock”), effective June 23, 1984. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

On November 16, 2007 Vulcan Materials Company (the “Company”) acquired 100% of the outstanding common stock of Florida Rock. In accordance with the merger agreement, Plan participants had the option to elect to receive $67 per share to be invested in the STI Classic Prime Quality Money Market Fund for each Florida Rock share held, or 0.63 of a share of common stock of the Company, subject to proration. The Plan ceased accepting new participants, allowing employee deferrals, and making employer matching contributions.

Plan Administration — The Plan is administered by the Company. The Plan Trustee is SunTrust Bank, N.A. (“Trustee”). Permissible administrative expenses are paid by the Trustee out of the Plan’s gross investment income, unless the Company, at its discretion, agrees to pay such expenses.

Contributions — Plan participants may elect to contribute a portion of their annual pre-tax compensation, as defined in the Plan document. The annual maximum deferral percentage for highly compensated employees is calculated based on the average actual deferral percentage of non-highly compensated employees for the prior plan year plus 2%.

The Company provides a matching contribution of 50% of the first 3% of a participant’s annual pre-tax compensation.

The Company may provide an annual profit sharing contribution to the Plan in an amount determined by the Board of Directors. During 2007, the Company did not make any profit sharing contributions to the Plan.

All contributions are subject to the limitations set forth in the Internal Revenue Code (IRC).

Vesting — Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching and profit sharing contributions is based on years of service as follows (prior to the full vesting that occurred in connection with the acquisition):

Vested
Percentage
Years of service:
1	0%
2	25
3	50
4	75
5	100

Effective April 1, 2007, the Plan was amended to allow participants to immediately become 100% vested in their accounts in the event of a change in control.

Participant Accounts — Each participant’s account is credited with the participant’s contributions, their portion of the Company’s matching and profit sharing contributions, and investment earnings. Allocation of the Company’s profit sharing contributions are based on a percentage of the participant’s Included Compensation, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participant Loans — Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the vested portion of their account balance. The loans are secured by the balance in the participant’s account and bear interest at rates determined by the Plan Administrator at the time of approval (averaging 7.19% and 6.8% at December 31, 2007 and 2006, respectively). Principal and interest are paid over a stipulated period of time through payroll deductions.

Payment of Benefits — Upon termination of service due to death, disability or retirement, a participant or beneficiary receives a lump-sum amount equal to the value of the participant’s vested account interest.

Forfeitures — The nonvested portion of the Company contributions of a terminated participant shall be forfeited as of the date the vested portion is distributed or after the participant has incurred five consecutive one-year breaks in service. Other conditions of forfeiture allocations and restoration are defined within the Plan document. In accordance with the provisions of the Plan document, forfeitures are utilized first to pay Plan expenses. Any remaining forfeitures will be used to reduce future employer matching contributions.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The financial statements of the Plan are presented on the accrual basis of accounting.

Investment Valuation and Income Recognition — Investments in marketable debt and equity securities, including common stock of the Company and Patriot Transportation Holding, Inc. (“Patriot”), that are traded on a national or over-the-counter exchange, are valued at the last reported sales price on the last business day of the fiscal year; such securities traded in the over-the-counter market are stated at the mean between the last reported bid and asked prices. Investments in pooled investment funds, which are based on the net value of the fund at fair value, are valued at the unit value established by the Trustee. Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded as of the trade-dates. Gains or losses on sales of securities are based on the cost of each specific security. Net appreciation or depreciation of investments is recorded to reflect changes in the fair value of investments.

Dividend income is recognized on the basis of the ex-dividend date. Income from other investments is recognized as earned on an accrual basis.

Benefit Payments — Benefits are recorded when paid.

Use of Estimates and Risks and Uncertainties — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. The Plan invests in various securities including U.S. government securities, corporate debt instruments, and corporate stocks. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits

Recently Issued Accounting Pronouncement – In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 157, Fair Value Measurements (“FAS 157”), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. FAS 157 does not require new fair value measurements, but provides guidance on how to measure fair value by establishing a fair value hierarchy used to classify the source of information. FAS 157 is effective for fiscal years beginning after November 15, 2007. The Plan’s management is currently evaluating the impact the adoption of FAS 157 would have on the Plan’s financial position or results of operations.

3.	INVESTMENTS

The Plan’s investments are held in a bank-administered trust fund. All of the Plan’s investments are participant directed and participants may change among the available investment options at any time. All participants who have not made an investment election are deemed to have elected to have contributions made to their accounts invested in the STI Classic Prime Quality Money Market Fund.

Underlying investments that represents 5% or more of the Plan’s net assets consisted of the following at December 31, 2007:

	Units	Fair Value
Investments at fair value as determined by quoted market price:
Mutual funds:
Chase Growth Fund	46,649	$970,769
Longleaf Partners Fund	20,238	671,076
STI Classic Prime Quality Money Market	1,662,787	1,662,787
T. Rowe Price Equity Income Fund	51,033	1,434,041
T. Rowe Price New Horizon	18,685	570,072
T. Rowe Price U.S. Treasury Intermediate	160,681	890,174

Underlying investments that represents 5% or more of the Plan’s net assets consisted of the following at December 31, 2006:

	Units	Fair Value
Investments at fair value as determined by quoted market price:
Mutual funds:
Chase Growth Fund	48,053	$912,536
Longleaf Partners Fund	20,439	706,270
STI Classic Prime Quality Money Market	1,387,747	1,387,747
T. Rowe Price Equity Income Fund	52,395	1,548,285
T. Rowe Price New Horizon	20,439	659,973
T. Rowe Price U.S. Treasury Intermediate	154,096	809,006
Common stock:
Florida Rock Industries Inc. Common Stock	14,571	627,283
The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value during 2007 as follows:

Mutual funds	$(11,067)
Common stock:
Florida Rock Industries, Inc.	242,310
Patriot Transportation Holding, Inc.	(1,551)
Vulcan Materials Company	(14,712)

$214,980

4.	FORFEITURES

Following is a summary of forfeitures for the year ended December 31, 2007:

Beginning balance	$—
Current year forfeitures	1,443
Interest and dividends	21
Allocation to participants	8,698
Plan expenses	(6,077)

Ending balance	$4,085

There were no unallocated forfeiture amounts at December 31, 2006. Forfeitures are invested in the STI Classic Prime Quality Money Market Fund at December 31, 2007.

5.	PARTIES-IN-INTEREST

Certain Plan investments are either shares of mutual funds managed by the Trustee, common stock of the Company, or participant loans and are therefore considered to be transactions with parties-in-interest. Dividends on the common stock of the Vulcan Materials Company totaled $1,590 during 2007. Dividends on the common stock of Florida Rock Industries, Inc. totaled $6,623 during 2007. During 2007, all administrative expenses of the Plan fees were paid out of the Plan’s forfeiture accounts.

6.	TAX STATUS

The Plan uses a prototype plan document sponsored by SunTrust Bank (“SunTrust”). SunTrust received an opinion letter from the Internal Revenue Service (“IRS”), dated January 16, 2002, which states that the prototype document satisfies the applicable provisions of the IRC. The Plan itself has not received a determination letter from the IRS. However, the Plan’s management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income tax has been included in the Plan’s financial statements.

7.	REFUND OF EXCESS CONTRIBUTION

For the year ended December 31, 2007, the Company determined that the Plan was not in compliance with the Internal Revenue Code 415(c) Maximum Annual Additions compliance test. As a result, the Plan was required to reimburse employees whose contributions exceeded the maximum percentage, as defined. The total to be refunded to employees at December 31, 2007 was $934, which was reimbursed to the respective employees during the 2008 Plan year.

8.	RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2007:

Net assets available for benefits per the financial statements	$8,079,720
Contributions receivable at December 31, 2007	(610)
Excess contributions refunds payable at December 31, 2007	934
Dividends receivable at December 31, 2007	(8,952)

Net assets available for benefits per Form 5500	$8,071,092

The following is a reconciliation of investment income per the financial statements to the Form 5500 for the year ended December 31, 2007:

Total investment income per the financial statements	$739,350
Dividends receivable at December 31, 2007	(8,952)
Dividends receivable at December 31, 2006	10,688

Total investment income per Form 5500	$741,086

The following is a reconciliation of contributions per the financial statements to the Form 5500 for the year ended December 31, 2007:

Total contributions per the financial statements	$102,631
Contributions receivable at December 31, 2007	(610)
Contributions receivable at December 31, 2006	2,968
Excess contributions refunds payable at December 31, 2007	934

Total contributions per Form 5500	$105,923

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2006:

Net assets available for benefits per the financial statements	$7,854,686
Contributions receivable at December 31, 2006	(2,968)
Dividends receivable at December 31, 2006	(10,688)

Net assets available for benefits per the Form 5500	$7,841,030

9.	SUBSEQUENT EVENTS

Effective February 14, 2008, the Plan was merged into the Vulcan Materials Company 401(k) and Profit Sharing Retirement Plan.

THE ARUNDEL CORPORATION
PROFIT SHARING AND SAVINGS PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2007

		(c)	Description of Investment, Including
	(b) Identity of Issue, Borrower,		Maturity Date, Rate of Interest,		(e) Current
(a)	Lessor, or Similar Party		Collateral, and Par or Maturity Value	(d) Cost	Value
	Chase Growth Fund		Mutual fund	**	$970,769
	Federated Kaufmann Fund		Mutual fund	**	61,214
	Federated Mortgage Fund		Mutual fund	**	17,145
	Fidelity Advisor Inflation Protected Bond Fund		Mutual fund	**	60
	Longleaf Partners Fund		Mutual fund	**	671,076
*	STI Classic Prime Quality Money Market Fund		Mutual fund	**	1,662,787
	T. Rowe Price Capital Appreciation Fund		Mutual fund	**	283,798
	T. Rowe Price Equity Income Fund		Mutual fund	**	1,434,041
	T. Rowe Price Growth Stock Fund		Mutual fund	**	174,299
	T. Rowe Price New Horizons Fund		Mutual fund	**	570,072
	T. Rowe Price U.S. Treasury Intermediate Fund		Mutual fund	**	166,730
	T. Rowe Price Retirement 2020 Fund		Mutual fund	**	87,941
	T. Rowe Price Retirement 2030 Fund		Mutual fund	**	54,831
	T. Rowe Price Retirement 2040 Fund		Mutual fund	**	890,174
	Templeton Foreign Fund		Mutual fund	**	227,681
	Vanguard 500 Index Fund		Mutual fund	**	108,140

					7,380,758

*	Vulcan Materials Company Common Stock		Common stock	**	275,036
	Patriot Transportation Holding, Inc. Common Stock		Common stock	**	110,616

					385,652

*	Various participants		Participant loans (payable through 2021 bearing interest at rates between 5% and 9.25%)		304,442

					$8,070,852

*	Parties in interest

**	Cost information is not required for participant-directed investments and therefore is not included.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE ARUNDEL CORPORATION PROFIT SHARING AND SAVINGS PLAN
Date: June 30, 2008	By:	/s/ Charles D. Lockhart
Charles D. Lockhart
Chairman of the Administrative Committee